December 2, 2010

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Via EDGAR and Facsimile (202-772-9198)

Re:	Comprehensive Care Corporation

Schedule 14C

Filed November 24, 2010

File No. 001-09927

Dear Mr. Riedler:

I refer to your request for further information and comments with respect to the above-referenced filing on Schedule 14C made by Comprehensive Care Corporation (the “Company”) on November 24, 2010. To facilitate the staff’s review, we have included the numbered paragraph and comment from the letter with the Company’s response immediately following.

1.	Please disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the approval of the amendment to the Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 100 million to 200 million.

Response: The Company has included the requested information in its amended Preliminary Information Statement filed today. The revision in response to your comment appears on page 4 of the Preliminary Information Statement and reads as follows:

“Other than our continuing efforts to explore various sources of additional financing and the shares of Common Stock reserved for issuance as set forth in the capitalization table below, we do not have any current plans to issue any additional shares of Common Stock that would be newly authorized as a result of the increase in the number of authorized shares of Common Stock.”

As originally stated on page 4 of the Preliminary Information Statement and the capitalization table on page 5 thereof, other than an aggregate of 33,554,379 shares reserved for the potential conversion of the Company’s Series C and the Company’s Series D Convertible Preferred Stock, 10,993,448 shares reserved for the possible conversion of the Company’s subordinated debentures and convertible promissory notes, and 38,792,418 shares reserved for the potential exercise of stock options and warrants and for the future issuance of options under existing stock option plans, the Company does not have any current plans to issue any additional shares of its common stock.

Attached for your reference is a redline copy of page 4 of the amended Preliminary Information Statement showing the above-referenced change as filed.

Additionally, attached for your reference is a redline copy of page 3 of the Preliminary Information Statement which shows the addition of the words “acquire other companies.”

* * * * *

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions or comments, please do not hesitate to call me at (813) 367-4320.

Sincerely,

/s/ Joe Crisafi
Joe Crisafi Chief Financial Officer

APPROVAL OF THE AMENDMENT OF THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 100,000,000 SHARES TO 200,000,000 SHARES.

Our Amended and Restated Certificate of Incorporation currently authorizes us to issue up to 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. Our Board of Directors approved and declared it advisable and in our best interest to submit to the holders of a majority of our then-outstanding Common Stock and Series C Preferred Stock, for action by written consent, an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock from 100,000,000 shares to 200,000,000 shares (the “Amendment”). On October 13, 2010, holders of approximately (i) 65.1% of the outstanding shares of our Common Stock and Series C Preferred Stock, taken together as a single class and on an as-converted basis, and (ii) 54.1% of the outstanding shares of our Series C Preferred Stock, as a separate class, approved the Amendment by action taken by written consent without a meeting in accordance with the DGCL. No further vote of our stockholders is required to approve the Amendment. The Amendment will become effective when it is filed with the Secretary of State of the State of Delaware. Such filing will occur at least 20 calendar days after the date this Information Statement is first mailed to our stockholders. The form of the Amendment is attached to this Information Statement as Annex A.

Following the filing of the Amendment, we will be authorized to issue up to 200,000,000 shares of Common Stock and up to 1,000,000 shares of Preferred Stock. We believe this number of authorized shares provides a sufficient number of authorized shares of Common Stock for issuance in connection with various corporate purposes including, but not limited to, the sale of our capital stock in financing transactions, the purchase of property or acquisition of product lines or licenses, combinations with other companies, the use of additional shares for various equity compensation and other employee benefit plans, the declaration of stock splits or distributions and other general corporate transactions. Our Board of Directors will be authorized to issue the additional shares of Common Stock without having to obtain the approval of our stockholders. Delaware law requires that our Board of Directors use its reasonable business judgment to assure that we receive “fair value” when we issues shares. Nevertheless, the issuance of the additional shares of Common Stock would dilute the proportionate interest of our current stockholders. The issuance of the additional shares of our Common Stock could also result in the dilution of the value of our securities currently outstanding, if the terms on which such shares are issued are less favorable than the current market value of our Common Stock.

It is possible that we may acquire other companies, undertake additional financing or engage in other similar business transactions through the issuance of shares of our Common Stock. Although the consummation, if ever, or terms of any such transaction cannot be predicted, consummation of these or other types of transactions could result in substantial additional dilution in the equity of our current stockholders. The holders of our securities should not anticipate that the Company necessarily will furnish such stockholders with any documentation concerning any transaction prior to any share issuances. All determinations (except for statutory mergers) involving share issuances are at the discretion and business judgment of our Board of Directors in its exercise of fiduciary responsibility, but require a determination by our Board of Directors that the shares are being issued for fair and adequate consideration. There is no assurance that any future issuance of shares will be approved at a price or value equal to or greater than the price which a prior stockholder has paid or at a price greater than the then current market price. Typically, unregistered shares are issued at less than market price due to their illiquidity and restricted nature as a result of, among other things, the extended holding period and sales limitations to which such shares are subject.

The increase in our number of authorized shares of Common Stock by the Amendment is not being consummated for the purpose of impeding any takeover attempt, and we are not aware of any person or entity who is acquiring or plans to acquire control of us. Nevertheless, the power of our Board of Directors to provide for the issuance of shares of Common Stock without stockholder approval has potential utility as a device to discourage or impede a takeover of us. In the event that a non-negotiated takeover were attempted, the private placement of stock, for example, could make us unattractive to the party seeking control of us. This would have a detrimental effect on the interests of any stockholder who wanted to tender his or her shares to the party seeking control or who would favor a change in control.

As of the Record Date, we had 100,000,000 shares of our Common Stock authorized for issuance, of which 54,259,803 shares were issued and outstanding and held by 1,133 holders of record. This number does not include an aggregate of 33,554,379 shares reserved for the potential conversion of our Series C and our Series D Convertible Preferred Stock, 10,993,448 shares reserved for the possible conversion of our subordinated debentures and convertible promissory notes, or 38,792,418 shares reserved for the potential exercise of stock options and warrants and for the future issuance of options under existing stock option plans. Thus, as of the Record Date, we had no shares of Common Stock available for future issuance. The capitalization table below details our issued and reserved Common Stock, Series C Preferred Stock, Series D Preferred Stock and other securities as of September 30, 2010. Other than our continuing efforts to explore various sources of additional financing and the shares of Common Stock reserved for issuance as set forth in the capitalization table below, we do not have any current plans to issue any additional shares of Common Stock that would be newly authorized as a result of the increase in the number of authorized shares of Common Stock.